SONS OF GWALIA LTD
ACN 008 994 287

02 OCT 29 AM 9:12

GWALIA

18 October, 2002
1122:tcl

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

02055593

SUPPL

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Letter on Earnings Guidance for 2002-03 Financial Year

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Lawrence

for **Peter Lalor**
Executive Chairman

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

dlw 11/20

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

PKL:CA:02.18.1002
18 October 2002

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

EARNINGS GUIDANCE FOR 2002-03 FINANCIAL YEAR

Sons of Gwalia Ltd (the Company) wishes to advise that it will lodge its Quarterly Report for the period ended 30 September 2002 on Tuesday 22 October 2002.

Previous to that filing, the Company wishes to advise that:-

i. It is unlikely to meet analysts' and broker profit expectations for the first half and full year ended 30 June 2003.

ii. Second half profits will exceed the first due to both increased gold production and tantalum sales.

iii. As previously reported in the June 2002 Quarterly Report, the Company has experienced geotechnical problems at its Tarmoola Gold Mine near Leonora. These problems have continued during the September quarter and will negatively impact on gold production, profitability and cashflow. The Company is currently reviewing the Tarmoola operations and the current stripping and development programmes.

iv. Global economic conditions have resulted in a significant fall in demand for tantalum and other products used in the electronic and telecommunications industries. This, in turn, has let to reduced demand for the Company's tantalum products. As a result of this, projected tantalum sales for the year ended June 2003 have been reduced by approximately 300,000 lbs. to approximately two million pounds.

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au